News Release

Virtus Total Return Fund Inc. Announces

Final Results of Tender Offer

HARTFORD, CT, February 12, 2025 – Virtus Total Return Fund Inc. (NYSE: ZTR) (the “Fund”) today announced final results of its previously announced tender offer to acquire 10% of its outstanding shares, which expired February 6, 2025 at 5:00 p.m. (Eastern).

The Fund accepted 6,172,049 shares, representing 10% of its outstanding shares, for payment on or about February 12, 2025. A total of 20,219,605 shares were properly tendered. Therefore, on a prorated basis, approximately 30.53% of the shares tendered by each tendering stockholder have been accepted for payment.

The purchase price of the accepted shares is 98% of the Fund’s net asset value per share determined as the close of regular trading session of the New York Stock Exchange on February 6, 2025, which is equal to $6.4386 per share.

About the Fund

Virtus Total Return Fund Inc. is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. Virtus Investment Advisers, LLC is the investment adviser and Duff & Phelps Investment Management Co. and Newfleet Asset Management are the subadvisers to the Fund. For more information on the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com